Exhibit 10.16

CONSULTANCY AGREEMENT

PARTIES

(1)Merchandise Creations Inc, a US corporation, whose office is located at 8201 Towne Main Drive # 1421 , Plano Texas 75024 (the "Company")

(2) SIGMA LIMITED SA, a Swiss company, whose office is at Rue Fritz Courvoisier 40, 2300 La Chaux-de-Fonds, Switzerland (the "Consultant")

WHEREAS

(A) The Consultant has agreed to provide certain consultancy services to the Company in connection with the business of the Company , which is a world wide group of data intelligence companies that market Homeland Security products to law enforcement agencies , Telco's ISP's and Enterprises all over the world (the "Business").

(B) The parties have agreed that this agreement shall govern the terms of the services to be provided by the Consultant.

OPERATIVE PROVISIONS

1.   DURATION OF APPOINTMENT

The Consultant shall provide consultancy services for the Company on the terms of this agreement for a term from the effective date of 15 December 2006 unless or until terminated by either party on giving not less than three months' written notice to the other party expiring on a month end in any of the circumstances set out in clause 5.1 hereafter or, on or after 15 December 2008, under the provisions of Clause 5.2 hereafter.

2.   DUTIES

2.1   The services of the Consultant shall comprise the provision to the Company of management and consultancy services to assist in the Business and, in particular, establishing corporate strategy , identifying new business opportunities and assisting in their formation and initial development and the raising of capital as and when required.

2.2   The Consultant shall, for the duration of this Agreement, make available to the Company the services of one of its officers to act as the Chairman and interim CEO.

2.3   The Consultant shall be accountable to the Company's Board of Directors for the performance of its role hereunder:

(a) use its reasonable endeavors to provide such executive services as are required by the Company;

(b) carry out its duties in good faith and in a proper and efficient manner; and

(c) conduct itself with propriety and not bring the Company into disrepute;

3.   FEES

3.1   The Consultant shall be entitled to receive from the Company, with effect from 15 December 2006, a consultancy fee, payable monthly in arrears, of £10,000 (ten thousand pounds sterling) per month ("Fees").

3.2   The Company shall continue to pay to the Consultant the Fees up to the effective date of termination under Clause 5.1 or Clause 5.2 hereafter, but the Company shall cease to pay the Fees thereafter.

3.3   The Company shall reimburse the Consultant for all reasonable and necessary expenses of the Consultant incurred in connection with the services being rendered to the Company hereunder, subject to presentation of appropriate vouchers, bills or similar documentation.

4.   CONFIDENTIALITY

The Consultant shall not, either during the continuance of this agreement or for not less than one year thereafter make personal use of or divulge to any other company, firm or person any confidential information received by virtue of this Agreement or any market or other information relating to the business of the Company.

5.   TERMINATION

5.1   This Agreement may be terminated in accordance with clause 1 hereof by either party giving three months' written notice to the other party in the following circumstances;

(a)   if either party commits or causes to be committed any material breach of its obligations under the Agreement provided that in the case of a breach capable of remedy the non-defaulting party shall have first given written notice to the defaulting party specifying the breach complained of any requiring the same to be remedied within a reasonable period of time from notification thereof and the defaulting party shall have failed to comply therewith;

(b)   if either party commits an act of insolvency, including:

(i)   making a general assignment for the benefit of, or entering into a reorganisation, arrangement, or composition with creditors, or

(ii)   admitting in writing that it is unable to pay its debts as they become due, or

(iii)   seeking, consenting to or acquiescing in the appointment of any trustee, administrator, receiver or liquidator or analogous officer of it or any material part of its property, or

(iv)   the presentation or filing of a petition in respect of it (other than by the other party to this Agreement in respect of any obligation under this Agreement) in any court or before any agency alleging or for the bankruptcy, winding-up or insolvency of such party (or any analogous proceeding) or seeking any reorganisation, arrangement, composition, readjustment, administration, liquidation, dissolution or similar relief under any present or future stature, law or regulation, such petition (except in the case of a petition for winding-up or any analogous proceeding in respect of which no such 30 day period shall apply) not having been stayed or dismissed within 30 days of its filing;

(v)   the appointment of a receiver, administrator, liquidator or trustee or analogous officer of such party over all or any material part of such party's property; or

(c)   if there is any change in the majority of the directors , after their appointment at Merchandise Creations Inc , or shareholders of either party

5.2   This Agreement may be terminated on three month's written notice expiring on or after 15 December 2008 by either party.

6   ASSIGNMENT

This Agreement may not be assigned by either party without the prior written consent of the other party

7   AMENDMENT

This Agreement may not be amended except by the written consent of both parties.

8   NOTICES

All notices required to be delivered under this Agreement by one party to the other shall be sent by telefax, at such telefax numbers as are set forth at the beginning of this Agreement, or such address and telex or telefax numbers as the parties shall thereafter provide to each other in writing.

9   GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the United States of America.

DATED THIS 12 DAY OF DECEMBER 2006

ATTESTATIONS

Signed by Mr Robert B Turner, Director
on behalf of Merchandise Creations Inc.

in the presence of:

                         /s/ Robert B. Turner
                         /s/ Harold W. Se_____
                         /s/ H_____

Signed by Mr. Charles Buhlmann, Director
On behalf of SIGMA LIMITED, S.A.

in the presence of: /s/ Yves Dubois
                         /s/_____